UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                   DPL Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   233293109
--------------------------------------------------------------------------------
                                (CUSIP Number)



      KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P.,
                   KKR 1996 GP LLC, KKR Associates (Strata) L.P.,
                       Strata LLC, Dayton Ventures LLC
                      c/o Kohlberg Kravis Roberts & Co. L.P.
               9 West 57th Street, New York, New York 10019
                                (212) 750-8300
                                   Copy to:
                             David J. Sorkin, Esq.
                       Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                          New York, New York 10017
                               (212) 455-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               April 5, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 21 Pages

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    2    of   21 Pages
______________________________           ______________________________________


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR 1996 FUND L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Securities Exchange Act of 1934, as amended
  OWNED BY          (the "Exchange Act"), Dayton Ventures may be deemed to
    EACH            beneficially own 31,560,000 shares of Issuer Common Stock,
  REPORTING         all of which is subject to issuance upon exercise of the
 PERSON WITH        Warrants acquired by Dayton Ventures pursuant to the
                    Purchase Agreement
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          PN
________________________________________________________________________________

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    3    of   21 Pages
______________________________           ______________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR PARTNERS II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          PN
________________________________________________________________________________

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    4    of   21 Pages
______________________________           ______________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR ASSOCIATES 1996 L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%

________________________________________________________________________________

                                 SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    5    of  21 Pages
______________________________           ______________________________________

14   TYPE OF REPORTING PERSON

          PN
________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR 1996 GP LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    6    of   21 Pages
______________________________           ______________________________________

   **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          OO
________________________________________________________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR ASSOCIATES (STRATA) L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement.
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    7    of   21 Pages
______________________________           ______________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          PN
________________________________________________________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STRATA LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement.
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    8    of   21 Pages
______________________________           ______________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          OO
________________________________________________________________________________

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    9    of   21 Pages
______________________________           ______________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dayton Ventures LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                     0
               _________________________________________________________________
               8    SHARED VOTING POWER

                    31,560,000 Common Shares assuming exercise of the Warrants**

  NUMBER OF         **As of April 5, 2004, the Reporting Person did not own any
   SHARES           shares of Issuer Common Stock.  However, pursuant to Rule
BENEFICIALLY        13d-3 under the Exchange Act, Dayton Ventures may be deemed
  OWNED BY          to beneficially own 31,560,000 shares of Issuer Common
    EACH            Stock, all of which is subject to issuance upon exercise of
  REPORTING         the Warrants acquired by Dayton Ventures pursuant to the
 PERSON WITH        Purchase Agreement.
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                     0
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                     31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,560,000 Common Shares assuming exercise of the Warrants
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.0% assuming exercise of the Warrants**

     **Actual percentage is 19.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          OO
________________________________________________________________________________

                             SCHEDULE 13D

______________________________           ______________________________________
CUSIP No. 233293109                        Page    10    of   21 Pages
______________________________           ______________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
____________________________________________________________________________

______________________________           ______________________________________
CUSIP No. 233293109                        Page    11    of   21 Pages
______________________________           ______________________________________

Items 1-7 are hereby amended and restated as follows:

Item 1.  Security and Issuer.
         -------------------

     This statement constitutes Amendment No. 1 (this "Amendment No. 1" or "Schedule 13D") to the Statement on Schedule 13D (the "Original Schedule 13D") originally filed on March 24, 2000 with the Securities and Exchange Commission by the Reporting Persons and relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of DPL Inc., an Ohio corporation (the "Issuer"). This Amendment No. 1 amends and restates the Original Schedule 13D. The principal executive offices of Issuer are located at P.O. Box 8815, Dayton, Ohio 45401.

     This Amendment No. 1 does not report any increase or decrease in the number of shares of Issuer Common Stock beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the resignation of Scott M. Stuart from the Board of Directors of the Issuer on April 5, 2004 and also reflects a series of immaterial changes in the facts set forth in the Original Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed jointly by KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates 1996"), KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners"), KKR Associates (Strata) L.P., a Delaware limited partnership ("KKR Associates Strata"), Strata LLC, a Delaware limited liability company ("Strata LLC"), and Dayton Ventures LLC, a Delaware limited liability company ("Dayton Ventures" and, together with KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners, KKR Associates Strata and Strata LLC, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement was previously filed as Exhibit 1 to the Original Schedule 13D.

     Dayton Ventures was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions. KKR 1996 Fund and KKR Partners are the sole members of Dayton Ventures.

     KKR Associates 1996 is the sole general partner of KKR 1996 Fund and KKR 1996 LLC is the sole general partner of KKR Associates 1996. KKR Associates Strata is the sole general partner of KKR Partners and Strata LLC is the sole general partner of KKR Associates Strata. Each of KKR 1996 Fund and KKR Partners is principally engaged in the business of investing in other companies. Each of KKR Associates 1996, KKR 1996 LLC, KKR Associates Strata and Strata LLC is principally engaged in the business of investing in other companies through partnerships and limited liability companies.

     The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

     Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and members of the executive committee of Strata LLC. The other members of each of KKR 1996 LLC and Strata LLC are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes Huth, Todd A. Fisher, Alexander Navab, Jacques Garaialde and Marc S. Lipschultz, Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher and Navab are each United States citizens, Mr. Huth is a German citizen and Mr. Garaialde is a French citizen and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and 3 St. James Square, London, SW1Y 4JU,

______________________________           ______________________________________
CUSIP No. 233293109                        Page    12    of   21 Pages
______________________________           ______________________________________

England. The business address of Messrs. Kravis, Raether, Golkin, Stuart, Navab and Lipschultz is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson, Greene and Fisher is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Gilhuly, Huth and Garaialde is 3 St. James Square, London, SW1Y 4JU, England.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     The funds used in connection with the purchase of the Warrants (as defined in Item 4) consisted of $50,000,000. These funds were provided from general funds available to Dayton Ventures and its affiliates.

Item 4.  Purpose of Transaction.
         ----------------------

Securities Purchase Agreement

     Pursuant to a Securities Purchase Agreement, dated as of February 1, 2000, by and among the Issuer, Dayton Capital Trust I (the "Trust"), Dayton Ventures, Inc. (the "Trust Preferred Purchaser"), and Dayton Ventures, as amended on February 24, 2000 (the "Purchase Agreement"), on March 13, 2000, Dayton Ventures purchased warrants (the "Warrants") to purchase 31,560,000 shares of Issuer Common Stock, subject to anti-dilution adjustments, for an aggregate purchase price of $50,000,000. Pursuant to the Purchase Agreement, Dayton Ventures also purchased 6,800,000 of the Issuer's Series B Voting Preferred Shares (the "Voting Preferred Shares") for an aggregate purchase price of $68,000. In addition, pursuant to the Purchase Agreement, the Trust Preferred Purchaser purchased $550,000,000 aggregate principal amount of the Trust's 8.5% preferred securities (the "Trust Preferred Securities" and, together with the Warrants and the Voting Preferred Shares, the "Securities") for $500,000,000.

     The Purchase Agreement provides that the Issuer shall use $550,000,000 from the proceeds of the closing of the above-described transactions and/or from other available sources to repurchase shares of Issuer Common Stock. On February 4, 2000, the Issuer commenced a tender offer (the "Issuer Tender Offer") for Issuer Common Stock and pursuant to the Issuer Tender Offer repurchased 25,000,000 shares of Issuer Common Stock at a price of $23 per share.

     Pursuant to the Purchase Agreement, the Issuer agreed to increase its Board of Directors to eleven members and appoint one person designated by Dayton Ventures to the Board of Directors. As of April 5, 2004, following the resignation of Scott M. Stuart from the Issuer's Board of Directors, Dayton Ventures is not presently designating any person to serve on the Issuer's Board of Directors. See "Securityholders and Registration Rights Agreement" below.

     Pursuant to a purchase agreement, dated as of August 24, 2001, between the Trust Preferred Purchaser and the Issuer (the "Trust Preferred Repurchase Agreement"), Issuer purchased all of the Trust Preferred Securities held by the Trust Preferred Purchaser for an aggregate purchase price of $550 million. The purchase of the Trust Preferred Securities was completed on August 24, 2001.

     The Purchase Agreement is attached to the Original Schedule 13D as
Exhibit 3 and is incorporated herein by reference. The Trust Preferred Repurchase Agreement is attached to this Schedule 13D as Exhibit 8.

______________________________           ______________________________________
CUSIP No. 233293109                        Page    13    of   21 Pages
______________________________           ______________________________________

Warrants

     The Warrants are exercisable, in whole or in part, for shares of Issuer Common Stock at any time during the twelve-year period commencing on March 13, 2000. Each Warrant is exercisable for one share of Issuer Common Stock, subject to anti-dilution adjustments. The exercise price of the Warrants is $21.00 per Warrant, subject to anti-dilution adjustments.

     The terms of the Warrants are set forth in the form of Warrant, which is attached to the Original Schedule 13D as Exhibit 4 and is incorporated herein by reference.

Voting Preferred Shares

     Each Voting Preferred Share is entitled to one vote with respect to all matters submitted for approval by the stockholders of the Issuer. Except as provided by law or by the express terms of the Voting Preferred Shares, the holders of the Voting Preferred Shares vote together with holders of the Issuer Common Stock as a single class.

     The Voting Preferred Shares shall, with respect to dividends and rights upon liquidation, dissolution or winding up, whether voluntary or involuntary, rank (i) senior to the Issuer Common Stock and, subject to certain exceptions, to each other class of capital shares or series of preferred shares or other equity linked security established after March 13, 2000, the terms of which do not expressly provide that it ranks senior to or on a parity with the Voting Preferred Shares as to dividends and rights upon liquidation, dissolution or winding up, whether voluntary or involuntary (collectively referred to with the Issuer Common Stock as "Junior Securities") and (ii) on parity with any shares of Series A Preferred Shares ("Parity Securities") issued by the Issuer. The holders of Voting Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Issuer which are, by law, available for such payment, cumulative dividends, payable in cash, at a rate per annum, for each Voting Preferred Share, equal to 8.5% of the sum of (i) $0.01 per share and (ii) all compounded accumulated and unpaid dividends on such Voting Preferred Shares from March 13, 2000, in each case, as adjusted for any stock dividends, combinations or splits or similar events with respect to such share. Such dividends shall be paid and compounded quarterly on the first day of March, June, September and December in each year commencing with a payment on June 1, 2000. Subject to certain exceptions, unless full cumulative dividends on all outstanding Voting Preferred Shares have been paid, the Issuer will not (i) declare or pay any dividend or distribution on any Parity Securities or Junior Securities, (ii) repurchase, redeem or otherwise acquire or retire Parity Securities or Junior Securities or (iii) pay into or set aside for a sinking or other like fund any monies for the purchase, redemption or other acquisition or retirement of Parity Securities or Junior Securities.

     Upon any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Securities, the holders of Voting Preferred Shares shall be entitled to be paid out of the remaining assets of the Issuer legally available for distribution with respect to each Voting Preferred Share an amount in cash equal to (A) $0.01 plus (B) any accumulated but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such share.

     The Issuer shall not, without the prior approval of the holders of a majority of the outstanding Voting Preferred Shares, issue any other preferred shares of the Issuer (other than the Series A Preferred Shares authorized prior to March 13, 2000) (i) of the same class as the Voting Preferred Shares or (ii) ranking senior to the Voting Preferred Shares.

     The Voting Preferred Shares are not redeemable by the Issuer, except that the Issuer shall, from time to time, at the option of Dayton Ventures, redeem such number of Voting Preferred Shares so that at no time shall Dayton Ventures, together with its affiliates, own Issuer Common Stock and Voting Preferred Shares representing in excess of 4.9% of the voting power of the Issuer in the election of directors of the Issuer. Pursuant to the Securityholders Agreement (as defined below), a Voting Preferred Share shall only be transferred or otherwise

______________________________           ______________________________________
CUSIP No. 233293109                        Page    14    of   21 Pages
______________________________           ______________________________________

disposed of together with one Warrant. If the holder of a Warrant wishes to exercise Warrants that are not Excess Warrants (as defined below), the Issuer will redeem simultaneously with the exercise of such Warrants an equal number of Voting Preferred Shares held by such holder. The redemption price for the Voting Preferred Shares is equal to the sum of (i) $0.01 per share plus (ii) any accumulated and unpaid dividends.

     The terms of the Voting Preferred Shares are set forth in the Articles of Incorporation of the Issuer and the form of a Certificate of Amendment thereto, which are attached to the Original Schedule 13D as Exhibits 5 and 6 and are incorporated herein by reference.

Securityholders and Registration Rights Agreement

     The Issuer, the Trust, Dayton Ventures and the Trust Preferred Purchaser have entered into a Securityholders and Registration Rights Agreement dated March 13, 2000, which was amended on August 24, 2001 to reflect the transactions contemplated by the Trust Preferred Repurchase Agreement (collectively, the "Securityholders Agreement").

     Pursuant to the Securityholders Agreement and subject to certain exceptions and qualifications included therein, so long as Dayton Ventures and its affiliates beneficially own, in the aggregate, at least 12,640,000 shares of Issuer Common Stock (including shares issuable upon the exercise of Warrants), Dayton Ventures shall have the right to designate one person for election to (i) the Issuer's Board of Directors, (ii) The Dayton Power and Light Company's ("DP&L") Board of Directors and (iii) the board of directors of any separate entity or entities formed to hold DP&L's electricity generation, transmission and/or distribution businesses or any material portion thereof (other than a wholly owned subsidiary of the Issuer or DP&L or any of their respective wholly owned subsidiaries) (collectively, the "Applicable Boards"). In addition, the Issuer agreed, to the extent permitted by law, to take such action as may be required under applicable law (A) so that, effective as of March 13, 2000, the Issuer's Board of Directors and the DP&L Board of Directors shall each consist of eleven members and shall include the designee of Dayton Ventures, (B) to include in any slate of nominees recommended by the Applicable Boards for election by the shareholders the designee of Dayton Ventures, (C) to take such action as may be required under applicable law to cause the initial designee of Dayton Ventures to be designated to be a member of the class of the directors on each Applicable Board which is a classified board having the longest remaining term (which in the case of the Issuer's Board of Directors shall be the term extending until the 2003 annual meeting of shareholders), (D) to use its reasonable best efforts to cause the election of the designee of Dayton Ventures to the Applicable Boards, and (E) not to take any action that would cause the number of directors constituting any Applicable Board to be less than eleven at any one time; provided that any designee of Dayton Ventures (other than the initial designee) must be reasonably satisfactory to the Issuer at the time of their designation pursuant to the Securityholders Agreement. On April 5, 2004, Mr. Stuart resigned from the Board of Directors of the Issuer and the Board of Directors of Dayton Power & Light Company, and as of April 5, 2004, Dayton Ventures is not designating any person, and no affiliate of Dayton Ventures is serving on, any of the boards of directors referenced in clauses (i) to (iii) above.

     Pursuant to the Securityholders Agreement and subject to certain exceptions and qualifications included therein, so long as Dayton Ventures and its affiliates beneficially own, in the aggregate, at least 12,640,000 shares of Issuer Common Stock (including shares issuable upon the exercise of Warrants), the approval of Dayton Ventures (not to be unreasonably withheld) shall be required for the Issuer to take certain actions, including (i) any amendment, alteration or change to the rights, preferences or powers of the Voting Preferred Shares, (ii) the issuance of any other preferred stock of the Issuer (other than shares previously reserved in connection with the Rights Agreement, dated as of December 3, 1991, between the Issuer and the First National Bank of Boston, as Rights Agent, as amended) (A) of the same class as the Voting Preferred Shares or (B) ranking senior to the Voting Preferred Shares, (iii) any amendment, repeal or alteration of the Issuer's Articles of Incorporation or Regulations in a manner that adversely affects the holders of the Voting Preferred Shares, (iv) any action by the Issuer that would result in Dayton Ventures and its affiliates or any transferee holding in excess of 4.9% of the Issuer's voting securities or becoming subject to certain regulation under the Public Utility Holding Company Act of 1935 ("PUHCA"), or
(v) any arrangement or contract to do any of the foregoing.

______________________________           ______________________________________
CUSIP No. 233293109                        Page    15    of   21 Pages
______________________________           ______________________________________

     Pursuant to the Securityholders Agreement, in the event that the Issuer takes or plans to take any action, including any merger or other business combination transaction, that would or would reasonably be expected to cause it to lose its exemption from regulation as a "holding company" (as defined in PUHCA) under PUHCA, the Issuer and, if applicable, its successor shall use commercially reasonably efforts to obtain all prior approvals or exemptions, if any, from the Securities and Exchange Commission (the "SEC") under PUHCA necessary for the consummation of all transactions contemplated by the Purchase Agreement and the Securityholders Agreement necessary to carry out the transactions contemplated thereby.

     Pursuant to the Securityholders Agreement, Dayton Ventures has agreed, and any transferee of Voting Preferred Shares shall agree, that neither it nor any of its affiliates shall transfer any of their respective Warrants without transferring to the same transferee an equal number of Voting Preferred Shares; provided, however, to the extent that Dayton Ventures or any of its affiliates or any such transferee holds a greater number of Warrants than Voting Preferred Shares ("Excess Warrants"), it may transfer any Excess Warrants without transferring Voting Preferred Shares.

     Pursuant to the Securityholders Agreement, the Issuer filed with the SEC an "evergreen" shelf registration statement on Form S-3 pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), providing for an offering (including underwritten offerings) to be made on a continuous basis of the Warrants or shares of Issuer Common Stock issuable upon exercise of the Warrants (collectively, the "Registrable Securities") and is required to use commercially reasonable efforts to cause such registration statement to be maintained in effect. If such a shelf registration statement is not effective, Dayton Ventures or any other holder or holders of Registrable Securities with registration rights, in each case holding in excess of 10% of the Warrants and shares of Issuer Common Stock issued upon exercise of the Warrants, may require the Issuer to register under the Securities Act all or part of the Registrable Securities of such party or parties. Such holders of Registrable Securities are entitled to five such "demand" registration rights under the Securityholders Agreement. Further, holders of Registrable Securities also have "piggyback" registration rights with respect to the Registrable Securities subject to certain restrictions and limitations.

     Until March 13, 2005, Dayton Ventures has agreed, pursuant to the Securityholders Agreement, that it shall not, and that it shall cause each of its affiliates not to, without the prior approval of the Board of Directors of the Issuer, directly or indirectly, (i) acquire, offer or propose to acquire or agree to acquire the beneficial ownership of any additional voting securities of the Issuer or any of its subsidiaries; provided, however, that the foregoing restrictions shall not apply to any acquisition or proposed acquisition (each, an "Acquisition") of beneficial ownership of any additional voting securities of the Issuer: (x) if, after giving effect to such Acquisition, the aggregate number of voting securities of the Issuer beneficially owned on a fully diluted basis by Dayton Ventures (together with its affiliates) would not exceed 25% of the total voting securities of the Issuer, (y) which is by way of stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of equity securities of the Issuer generally or (z) involves equity securities acquired from the Issuer or otherwise in accordance with the provisions of the Securityholders Agreement and the Purchase Agreement; (ii) make any public announcement with respect to, or submit any proposal for, any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving the Issuer or any of its subsidiaries; (iii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of the Issuer or any of its subsidiaries or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer or any of its subsidiaries,
(iv) form, join or in any way participate in any group (other than with respect to its affiliates) with respect to any of the voting securities of the Issuer; (v) otherwise act, either alone or in concert with others, to seek control of the Issuer or any of its subsidiaries; (vi) disclose any intention, proposal, plan or arrangement with respect to any of the foregoing; or (vii) make any demand, request or proposal to amend, waive or terminate any of the foregoing provisions (collectively, the "Acquisition Restrictions").

______________________________           ______________________________________
CUSIP No. 233293109                        Page    16    of   21 Pages
______________________________           ______________________________________

     (A)  The foregoing Acquisition Restrictions will not apply if:

          (1) a third party who is not an affiliate of Dayton Ventures or any of its affiliates (a "Third Party") commences or publicly announces its intention to commence a bona fide tender or exchange offer for more than 15% of the outstanding voting securities of the Issuer and the Issuer's Board of Directors does not recommend against the tender or exchange offer within ten (10) business days after the commencement thereof or such longer period as shall then be permitted under SEC rules;

         (2) a Third Party acquires beneficial ownership of 15% of the Issuer's outstanding voting securities (other than as a result of purchases of such securities from the Issuer made with Dayton Ventures' prior written consent);

         (3) a Third Party makes a bona fide proposal to acquire all or substantially all of the assets of the Issuer or DP&L that the Issuer's Board of Directors is actively negotiating and the consummation of which would require approval of the shareholders of the Issuer pursuant to the General Corporation Law of the State of Ohio;

         (4) a Third Party makes a bona fide proposal to enter into any acquisition or other business combination transaction with the Issuer or DP&L that the Issuer's Board of Directors is actively negotiating;

         (5) the Issuer enters into (or publicly announces its intention to do so) a definitive agreement, or an agreement contemplating a definitive agreement, for any of the foregoing transactions described in clauses (1) to (4) above; or

         (6) the Issuer or the Trust is in material breach of its obligations under the Securityholders Agreement.

     Pursuant to the Securityholders Agreement, the Warrants and the Voting Preferred Shares, in connection with the declaration, issuance or consummation of any dividend, spin-off or other distribution or similar transaction by the Issuer of the capital stock of any of its subsidiaries, the Issuer shall cause
(i) to the extent that the Voting Preferred Shares and the Warrants remain outstanding, additional shares of voting preferred stock of such subsidiary and additional warrants of such subsidiary with substantially similar terms as the Voting Preferred Shares and the Warrants, respectively, to be issued to Dayton Ventures or one or more of its nominees or its transferees so that after giving effect to such transaction Dayton Ventures and its nominees and transferees have the same interest in voting preferred stock (and voting securities) and warrants in each of the Issuer and such subsidiary as they had in the Voting Preferred Shares and the Warrants immediately prior to such transaction and (ii) any such subsidiary to enter into a securityholders and registration rights agreement with substantially similar terms, conditions, covenants and governance provisions as are provided for in the Securityholders Agreement with Dayton Ventures and/or its nominees or any transferees, as appropriate.

     The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

______________________________           ______________________________________
CUSIP No. 233293109                        Page    17    of   21 Pages
______________________________           ______________________________________

     Other than as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) and (b) As of April 5, 2004, Dayton Ventures did not own any shares of Issuer Common Stock. However, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Dayton Ventures may be deemed to beneficially own 31,560,000 shares of Issuer Common Stock, all of which is subject to issuance upon exercise of the Warrants acquired by Dayton Ventures pursuant to the Purchase Agreement. The 31,560,000 shares issuable upon the exercise of the Warrants would constitute approximately 19.97% of the Issuer Common Stock outstanding upon such conversion (based on 126,501,404 shares of Issuer's Common Stock outstanding as of September 30, 2003, as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

     Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by Dayton Ventures is approximately 19.97%.

     As the sole members of Dayton Ventures, KKR 1996 Fund and KKR Partners have the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by Dayton Ventures. As a result, KKR 1996 Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Dayton Ventures.

     KKR Associates 1996, as the sole general partner of KKR 1996 Fund, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund. KKR Associates Strata, as the sole general partner of KKR Partners, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Partners. As a result, KKR Associates 1996 and KKR Associates Strata may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund and KKR Partners, respectively.

     KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996. Strata LLC, as the sole general partner of KKR Associates Strata, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates Strata. As a result, KKR 1996 LLC and Strata LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996 and KKR Associates Strata, respectively.

     As a member of each of KKR 1996 LLC and Strata LLC, each of Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab, Huth, Richardson and Lipschultz may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC and Strata LLC may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

     (d) No person other than Dayton Ventures has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

     (e) Not applicable.

______________________________           ______________________________________
CUSIP No. 233293109                        Page    18    of   21 Pages
______________________________           ______________________________________

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.
         --------------------------------------------------------------------

     Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          1. Joint Filing Agreement, dated March 22, 2000, among Dayton Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on Schedule 13D (previously filed).

          2. Power of Attorney, dated September 20, 1999 (previously filed).

          3. Securities Purchase Agreement, dated as of February 1, 2000, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures, Inc., and Dayton Ventures LLC, (incorporated by reference to Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000). Amendment to Securities Purchase Agreement, dated February 24, 2000, (incorporated by reference to Exhibit 99.BII to DPL Inc.'s Schedule TO/A, dated February 25, 2000).

          4. Form of Warrant, dated as of March 13, 2000, by DPL Inc., (incorporated by reference to Exhibit B of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

          5. Amended Articles of Incorporation of DPL Inc., dated January 4, 1991 and amendment dated December 3, 1991 (incorporated by reference to Exhibit 3 to DPL Inc.'s Annual Report on Form 10-K for the year ended December 31, 1991.

          6. Form of Certificate of Amendment to the Articles of Incorporation of the Issuer (incorporated by reference to Exhibit A of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

          7. Form of Securityholders and Registration Rights Agreement, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures, Inc., and Dayton Ventures LLC (incorporated by reference to Exhibit G of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

          8. Purchase Agreement, dated as of August 24, 2001, between Dayton Ventures, Inc. and DPL Inc. (filed herewith).

          9. Amendment to Securityholders and Registration Rights Agreement, dated as of August 24, 2001, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures LLC and Dayton Ventures, Inc. (filed herewith).

______________________________           ______________________________________
CUSIP No. 233293109                        Page    19    of   21 Pages
______________________________           ______________________________________


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 DAYTON VENTURES LLC
                                 By:  KKR 1996 Fund L.P., Member
                                 By:  KKR Associates 1996 L.P., its General
                                      Partner
                                 By:  KKR 1996 GP LLC, its General Partner

                                 By:  /s/ William J. Janetschek
                                      ----------------------------------------
                                      Name:  William J. Janetschek
                                      Title: Attorney-in-fact for
                                               Henry R. Kravis

                                 KKR 1996 FUND L.P.
                                 By: KKR Associates 1996 L.P., its General
                                     Partner
                                 By: KKR 1996 GP LLC, its General Partner

                                 By:  /s/ William J. Janetschek
                                      -----------------------------------------
                                      Name:  William J. Janetschek
                                      Title: Attorney-in-fact for
                                               Henry R. Kravis


                                  KKR PARTNERS II, L.P.
                                  By: KKR Associates (Strata) L.P., its General Partner
                                  By:  Strata LLC, General Partner

                                  By:  /s/ William J. Janetschek
                                       ----------------------------------------
                                       Name:  William J. Janetschek
                                       Title: Attorney-in-fact for
                                               Henry R. Kravis

                                  KKR ASSOCIATES 1996 L.P.
                                  By: KKR 1996 GP LLC, its General Partner

                                  By:  /s/ William J. Janetschek
                                       ----------------------------------------
                                       Name:  William J. Janetschek
                                       Title: Attorney-in-fact for
                                               Henry R. Kravis


                                  KKR ASSOCIATES (STRATA) L.P.
                                  By:  Strata LLC, its General Partner

                                  By:  /s/ William J. Janetschek
                                       ----------------------------------------
                                       Name:  William J. Janetschek
                                       Title: Attorney-in-fact for
                                               Henry R. Kravis


                                  KKR 1996 GP LLC

                                  By:  /s/ William J. Janetschek
                                       ----------------------------------------
                                       Name:  William J. Janetschek
                                       Title: Attorney-in-fact for
                                               Henry R. Kravis

______________________________           ______________________________________
CUSIP No. 233293109                        Page    20    of   21 Pages
______________________________           ______________________________________


                                  STRATA LLC

                                  By:  /s/ William J. Janetschek
                                       ----------------------------------------
                                       Name:  William J. Janetschek
                                       Title: Attorney-in-fact for
                                               Henry R. Kravis


Dated:   April 19, 2004

______________________________           ______________________________________
CUSIP No. 233293109                        Page    21    of   21 Pages
______________________________           ______________________________________

                               INDEX TO EXHIBITS


Exhibit Number             Description of Exhibits

       1. Joint Filing Agreement, dated March 22, 2000, among Dayton Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on Schedule 13D (previously filed).

       2.                  Power of Attorney, dated September 20, 1999
                           (previously filed).

       3. Securities Purchase Agreement, dated as of February 1, 2000, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures, Inc., and Dayton Ventures LLC, (incorporated by reference to Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000). Amendment to Securities Purchase Agreement, dated February 24, 2000, (incorporated by reference to
                           Exhibit 99.BII to DPL Inc.'s Schedule TO/A, dated February 25, 2000).

       4. Form of Warrant, dated as of March 13, 2000, by DPL Inc., (incorporated by reference to Exhibit B of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

       5. Amended Articles of Incorporation of DPL Inc., dated January 4, 1991 and amendment dated December 3, 1991 (incorporated by reference to Exhibit 3 to DPL Inc.'s Annual Report on Form 10-K for the year ended December 31, 1991.

       6. Form of Certificate of Amendment to the Articles of Incorporation of the Issuer (incorporated by reference to Exhibit A of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

       7. Form of Securityholders and Registration Rights Agreement, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures, Inc., and Dayton Ventures LLC (incorporated by reference to Exhibit G of Exhibit 99.B to DPL Inc.'s Schedule TO-I, dated February 4, 2000).

       8. Purchase Agreement, dated as of August 24,2001, between Dayton Ventures, Inc. and DPL Inc. (filed herewith).

       9. Amendment to Securityholders and Registration Rights Agreement, dated as of August 24, 2001, by and among DPL Inc., Dayton Capital Trust I, Dayton Ventures, Inc. and Dayton Ventures LLC (filed herewith).